Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

18th November 2005

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Joint Announcement dated 17 November 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT
DELAY IN DESPATCH OF SCHEME DOCUMENT

Financial Adviser to New World Development Company Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

The despatch of the Scheme Document will be delayed and it will be sent to Shareholders on or before 23 December 2005.

A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be made upon despatch of the Scheme Document.

Shareholders of NWTMT and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions set out in the Announcement being fulfilled or waived, as applicable, and therefore the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

Introduction

Reference is made to the joint announcement dated 2 November 2005 (the "**Announcement**") made by New World Development Company Limited ("**NWD**") and New World TMT Limited ("**NWTMT**") in which it was announced that a proposal would be put forward to the Scheme Shareholders regarding a proposed privatisation of NWTMT by way of a scheme of arrangement under Section 86 of the Companies Law, Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands involving the cancellation of all the Scheme Shares. Terms defined in the Announcement have the same meaning when used in this announcement unless otherwise defined herein.

Despatch of the Scheme Document

Under Rule 8.2 of the Takeovers Code, unless the Executive's consent is obtained, the scheme document in relation to the Proposal (the "**Scheme Document**") should be sent to Shareholders within 21 days of the date of the Announcement, which in this case would be on or before Wednesday, 23 November 2005.

Due to additional time required to accommodate the Grand Court of the Cayman Islands' timetable in relation to the convening of the Court Meeting, consent was sought for and the Executive has granted an extension of time for the despatch of the Scheme Document. The Scheme Document will now be sent to Shareholders on or before 23 December 2005. A detailed timetable for the Proposal will be set out in the Scheme Document and in the announcement to be made upon despatch of the Scheme Document.

Shareholders of NWTMT and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions set out in the Announcement being fulfilled or waived, as applicable, and therefore the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 17 November 2005

As at the date of this announcement, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the date of this announcement, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) misleading.

* *For identification purposes only.*